OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MAIR HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

150 South 5th Street, Suite 1360
Address of Principal Executive Office (Street and Number)

Minneapolis, MN 55402
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 13, 2005, Mesaba Aviation, Inc. (“Mesaba”), a wholly owned subsidiary of MAIR Holdings, Inc. (“Holdings”), filed a voluntary petition for reorganization under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of Minnesota.  Additionally, Mesaba’s sole customer, Northwest Airlines, Inc. (“Northwest”) filed for bankruptcy protection on September 14, 2005.  In connection with Northwest’s and Mesaba’s bankruptcy cases, Northwest has either missed or reduced certain payments due and owing to Mesaba.  As a result, Mesaba assessed whether to record a reserve for portions of the receivable due from Northwest.  The analysis related to recording this reserve caused Mesaba to spend significant additional time in the preparation of its financial statements.  Moreover, Mesaba’s Chapter 11 filing has placed additional and critical demands on the time and attention of Mesaba’s senior management.  Due to these delays, Holdings has been unable to complete all work necessary to timely file the Quarterly Report on Form 10-Q without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert E. Weil	(612)	333-0021
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Holdings anticipates significant changes in the results of operations for the second quarter of fiscal 2006 from the corresponding period of fiscal year 2005. Holdings expects the results to be impacted by the following significant items:

•      A charge of approximately $31.9 million to establish a reserve at Mesaba on the unsecured prepetition receivables due from Northwest (net of certain offsetting liabilities) as a result of Northwest’s bankruptcy filing;

•      A charge of approximately $2.1 million to write off the unamortized portion of warrants held by Northwest that were canceled in August 2005 as part of Mesaba’s new airline services agreement with Northwest; and

•      A goodwill impairment charge of approximately $2.5 million associated with Big Sky Airlines.

MAIR Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2005	By	/s/ ROBERT E. WEIL
Robert E. Weil
Vice President, Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).